FORM 4

      |_|   Check this box if no longer subject to
            Section 16.  Form 4 or Form 5 obligations
            may continue. See Instructions 1(b).


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940



1.   Name and Address of Reporting Person*

         Commerzbank AG, Grand Cayman Branch
     -----------------------------------------------
        (Last)          (First)        (Middle)

               2 World Financial Center
     -----------------------------------------------
                       (Street)

       New York,         NY          10281-1050
     -----------------------------------------------
       (City)          (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol

         Security Capital Group Incorporated
         SCZB
     ----------------------------------------


3.   IRS or Social Security Number of Reporting Person
     (Voluntary)



4.   Statement for Month/Year

         As of February 28, 1998
     ------------------------------


5.   If Amendment, Date of Original (Month/Year)

         As of January 1, 1998
     ------------------------------


6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

            Director                x   10% Owner
      -----                       -----

            Officer (give               Other (specify
      ----- title below)          ----- below)



7.   Individual or Joint/Group Filing (Check Applicable Line)

       x   Form filed by One Reporting Person
     -----
           Form filed by More than One Reporting Person
     -----




         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned


1. Title of    2. Transaction      3. Transaction  4. Securities Acquired    5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)    Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)       Beneficially       (D) or            Beneficial
                                                                                Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------  Month              (Instr. 4)        (Instr. 4)
                                                              (A) or            (Instr. 3 and 4)
                                      Code     V      Amount  (D)      Price
   ---------      ---------------     ----   -----    -------- ------  -----    ----------------   -----------       -----------

   Class B           2/23               P              15,000     A    $30.00      6,985,200            D                N/A
   Common            2/23               P               5,000     A    $30.125                          D
   Stock, par        2/27               P           1,000,000     A    $30.375                          D
   value $0.01
   per share


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                           (Over)
                                                  SEC 1474 (7-96)


                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                                           -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      -------         ----  -----         ------     -----          --------   -------
  Class A                 0           2/26             P                 13,408      N/A           Current-    None
  Common                                                                                           ly
  Stock, par
  value $0.01
  per share




7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Underlying Securities     Derivative     derivative       of Derivative       Indirect
   (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
                             (Instr. 5)     Beneficially     (D) or Indirect     Ownership
--------------------------                  Owned at End     (I)                 (Instr. 4)
                 Amount or                  of Month         (Instr. 4)
                 Number of                  (Instr. 4)
     Title       Shares
-----------      --------    ---------      ------------      --------------     ----------
Class B
Common Stock     670,400     $1492.50         152,408              D                 N/A



Explanation of Responses:

As earlier reported, Commerzbank AG, Grand Cayman Branch, has beneficial ownership of 139,000 shares of the issuer's Series A Cumulative Convertible Redeemable Voting Preferred Stock, par value $0.01 per share (the "Series A Preferred") (which class of stock is not registered under the Securities Exchange Act). The number of shares of the issuer's Class A Common Stock beneficially owned at the end of the month reported above includes the aggregate number of Class A shares into which such Series A Preferred shares are convertible. Likewise, the number of shares of the issuer's Class B Common Stock beneficially owned at the end of the month reported above includes the aggregate number of Class B shares into which such Series A Preferred shares and such Class A Common Stock shares are ultimately convertible.




                    Commerzbank AG, Grand
                    Cayman Branch             March 10, 1998
                    ---------------------     --------------
                    ** Signature of           Date
                    Reporting Person


                    By: /s/ Christine Finkel  /s/ Steven A. Troyer
                       ------------------------------------------
                    Name:   Christine Finkel      Steven A. Troyer
                    Title:  Assistant Vice        Counsel (USA)
                            President


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currenly valid OMB Number.


                                                          Page 2
                                                  SEC 1474 (7-96)